Secure It Corp.

548 Market St. # 59722

San Francisco, CA 94104-5401

Tel: (866) 766-4202

Fax (866) 897-2396

May 9, 2012

Via Edgar

Susan Block

Attorney-Advisor

Securities and Exchange Commission

Washington, DC 20549

Re: Secure It Corp.

Registration Statement on Form S-1

Filed on March 20, 2011

File No. 333-180230

Dear Ms. Block:

Secure It Corp., acknowledges receipt of the letter dated April 16, 2012 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC"). Per the instructions in your letter, we have amended our Registration Statement on Form S-1 (the "Amended Draft") and have tracked all changes in the Edgarized document for ease of review. The following is an item-by-item response to the Staff’s comments.

We appreciate the Staff's comments as well as the opportunity this process provides to improve the content of our SEC filings. Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient. We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments. Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing. We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

Registration Statement Cover Page

1. It appears that Rule 415 applies to your offering. Please check the applicable box on the front of your registration statement or advise.

Response. Revised. Please see Amended Draft.

Fee Table

2. Given that you are registering a number of shares, please revise to indicate that you are registering under Rule 457(a) or advise.

Response. We are registering under Rule 457(o) and have registered the maximum shares and offering price that is anticipated. If any either the number of shares is increased or the offering price is increased we will file an amendment. Revised. Please see Amended Draft.

General

3. It appears from your disclosure that you may be a shell company pursuant to Rule 405 of the Securities Act. Please revise to disclose your status as a shell company or advise.

Response. We are not a shell company.

4. Please provide us with the reports citied throughout your registration statement, such as those by Car Body Shops Market Research Report and Global Industry Analysis, Inc. on page 18. If these reports were commissioned by you, please provide a consent. Please see Rule 436 of Regulation C and Item 601(b)(23) of Regulation S-K for additional guidance. Alternatively, you may be able to adopt some of these statements as your own.

Response. Revised. Please see Amended Draft.

5. Please update the financial statements, if necessary, as required by Rule 8-08 of Regulation S-X.

Response. Updated financials are not yet required.

6. A currently dated accountant’s consent should be included as an exhibit to any future amendments to the Form S-1 registration statement.

Response. Revised. A currently dated consent is included. Please see Amended Draft.

Prospectus Cover Page

7. In the second paragraph, please expand that paragraph to indicate your plans to have a market maker apply for admission to quotation of your securities on the FINRA Over the Counter Bulletin Board. Similarly revise under “Market for the common shares,” at page 6.

Response. Revised. Please see Amended Draft.

8. We note your disclosure under “Termination of the offering,” at page 6. Please include here the date the offering will end and also disclose any proposed extensions. Refer to Item 501(b)(8)(iii) of Regulation S-K.

Response. Revised. Please see Amended Draft.

9. Disclose here any arrangements to place the funds in an escrow, trust, or similar account.

If you have not made any of these arrangements, state this fact and describe the effect on investors. Refer to Item 501(b)(8)(iii) of Regulation S-K.

Response. There are no arrangements to place the funds and an escrow, trust or similar account. Revised. Please see Amended Draft.

Summary Information, page 5

10. Please revise to disclose your monthly “burn rate” and how long you anticipate your present capital will last at that rate. Please also disclose your current cash balance on hand as of the most recent practicable date and update that with any subsequent amendment.

Response. Revised. Please see Amended Draft.

11. Please revise to disclose that you do not currently have enough money to execute your business plan, and provide an estimate of the amount of money needed to accomplish your goals.

Response. Revised. Please see Amended Draft.

12. We note that your auditor has expressed substantial doubt about your ability to continue as a going concern. Please disclose this in the forefront of this section.

Response. Revised. Please see Amended Draft.

13. Please remove the word "innovative" to describe your concept and website, as we view this as marketing language inappropriate for a registration statement or revise to state it as a belief.

Response. Revised. Please see Amended Draft.

14. Please provide support for your belief that vehicle wrapping is becoming an increasingly popular method of improving the external design of vehicles. Please also provide support for your belief that most of the existing vehicle wrapping services are marketing to the end user and not the garages and car accessory providers. Alternatively, revise to remove these assertions.

Response. Revised. Please see Amended Draft.

15. Please expand your disclosure to clarify how you intend to generate revenue through the provision of virtual wrappings.

Response. Revised. Please see Amended Draft.

Summary of the Offering by the Company, page 6

16. Under “Terms of the Offering,” please revise to indicate that this offering is being conducted on a self-underwritten, best efforts basis.

Response. Revised. Please see Amended Draft.

Risk Factors, page 7

17. Please add a risk factor to provide an estimate of the additional costs you expect to incur as a public company and address any risk of the ability of your company to absorb such costs. To that risk factor, please also include disclosure, as you indicate on page 22, that with your current funds you will be able to maintain a reporting status past 12 months.

Response. A risk factor has been added. We indicate on page 22 that we if we do not raise sufficient funds pursuant to the Offering, we will NOT be able maintain reporting status past 12 months. Please see Amended Draft.

18. Please revise to add risk factors that discuss the risk that it may not be possible for you to have adequate internal controls because two individuals occupy all of the corporate positions, and the risk that there may not be funds available for net income because these directors and officers will determine their own salary and perquisites or explain why these risk factors are not necessary.

Response. Revised. Please see Amended Draft.

19. If true, please include a risk factor discussing that fact that you will rely on others for the manufacturer of the car wraps, and discuss the risks related to relying others for such production, as well as if your competitors will also have access to the same car wraps.

Response. Revised. Please see Amended Draft.

20. Consistent with your disclosure on pages 20 and 23, please add a risk factor to discuss the fact that your officers and directors have other business activities of your officers and directors that takes some of their time and whether potential conflicts of interest exists in relation to those other activities. Please also revise to disclose here the number of hours that your officers and directors plan to dedicate to your business. If true, please also add a separate risk factor discussing the fact that neither Mr. Ben Arzi nor Mr. Brodman has prior experience in a business related to car wraps or with developing a website to market and sell products.

Response. Revised. Please see Amended Draft.

We are a development stage company. The company anticipates operating expenses will increase prior to earning revenue, and we may never achieve profitability, page 7

21. Please revise the heading and the body of the risk factor to quantify the amount of additional expenses that you anticipate to raise market awareness of your intended market wrapping services.

Response. Revised. Please see Amended Draft.

Failure to raise additional capital to fund future operations could harm our business, page 8

22. Please revise the heading and the body of the risk factor to quantify the amount of additional capital you require to develop your business.

Response. Revised. Please see Amended Draft.

Because our Management is Inexperienced, page 8

23. Please revise to highlight the risk associated with the lack of experience of management.

As it reads now, it appears you are attempting to mitigate responsibility for being aware of requirements related to this offering, which does not seem appropriate.

Response. Revised. Please see Amended Draft.

As there is no Minimum Purchase Requirement, page 8

24. Please revise, as its own risk factor, with its own subheading, the risk that limited proceeds received from the sale of shares will cause you to go out of business.

Response. Revised. Please see Amended Draft.

Since our company's directors currently own 100% of the outstanding common stock, page 10

25. Please revise to either remove the assurance given that your directors will not abuse their discretion in regards to their fiduciary obligations and business integrity, or revise to clarify that you can provide no such guarantee in this regard.

Response. Revised. Please see Amended Draft.

We will rely on an outside firm to host our servers, page 14

26. Please expand your disclosure to explain what Google Adsense is and how you will rely on it for revenue.

Response. Revised. Please see Amended Draft.

Use of Proceeds, page 15

27. Please explain to us why the Legal & Accounting expenses vary in the table according to the percentage of shares sold.

Response. The figures vary because at the lower end of the raise, we will do more work in house. If we are successful in raising 100% of the offering we will be in a better position to have the third party professional do more of the work and ensure compliance.

28. It is not clear what the first listed “Total” in the chart is totaling. Please revise for clarity.

Response. Revised. Please see Amended Draft.

Plan of Distribution, page 15

29. Please advise us whether any of the persons who will be involved in the selling of the securities are associated, as defined in rule 3a4-1 of the Securities Exchange Act of 1934 and if so, if they are relying upon the safe harbor exemption provided in Rule 3a4-1.

Provide us an analysis of the basis for reliance on that exemption or other exemption.

Response. Revised. Please see Amended Draft.

30. Please expand your disclosure on page 16 to describe what "other legal means of promoting the sale of shares of [y]our common stock" you plan to explore upon being declared effective or revise to remove.

Response. Revised. Please see Amended Draft.

Description of Business, page 18

31. Please expand your disclosure to discuss the competitive business conditions and your competitive position in the industry and methods of competition.

Response. Revised. Please see Amended Draft.

Business Development, page 18

32. Please provide a timeframe for your plan to eventually sell car wraps to the retail consumer.

Response. Revised. Please see Amended Draft.

The Product Vinyl Car Wrap, page 18

33. Please explain what you mean by a vinyl material between "XXX mm to XXX mm" and revise accordingly.

Response. Revised. Please see Amended Draft.

34. Please remove the term "fairly" when describing the price of material per vehicle, as this is a subjective term and investors can make their own determination of fairness on the disclosed price.

Response. Revised. Please see Amended Draft.

35. Please expand your disclosure to explain what constitutes "fast and easy to install", perhaps by providing an estimate of the amount of time required to install and whether installation can be done by anyone or requires the skill of a professional. In addition, please explain what you mean that the wrap is "easily removed," perhaps by explaining the removal process, who can safely remove it, whether there is any risk to damaging the vehicle or its paint, and what would be the estimated cost of removal.

Response. Revised. Please see Amended Draft.

36. Please revise to state as a belief that a car wrap provides a car with a new look. Similarly revise to state as a belief the bulleted points that are listed as ways the car is protected by a car wrap or substantiate these claims.

Response. Revised. Please see Amended Draft.

Manufacturers of Car Wraps Material, page 18

37. Please expand your disclosure to discuss the existence of non-existence of any production or distribution arrangements with 3M or Avery, and whether you will be acquiring your car wraps directly from these companies, through a wholesaler, or by making retail purchases.

Response. Revised. Please see Amended Draft.

38. Please expand your disclosure to explain what you mean that the 3M series 1080 wrap is "long term." Also, we note there is no description of the Avery products you intend to sell. Please expand your disclosure accordingly.

Response. Revised. Please see Amended Draft.

Market Opportunity, page 18

39. Please provide support for your statement that virtually any garage in the United States that fixes cars is a candidate for purchasing your intended car wraps or revise to remove. Please also provide support for or remove the statement that anyone who owns a vehicle is a prospective customer for garage owners.

Response. Revised. Please see Amended Draft.

40. Please explain what it means for you and investors that the automotive franchise industry generates $25 billion in sales annually and employs over 175,000 people, as it seems that focusing your disclosure on such a broad segment may not be relevant for your niche business. Along the same lines, what does it mean for you and investors that the motor vehicle aftermarket industry is valued at $285 billion and employs 4.5 million people.

Please revise to provide more specific market information, such as where your niche products and services fits into the overall industry and what market data is available in relation to your specific offerings.

Response. Revised. Please see Amended Draft.

Target Customers, page 18

41. We note your disclosure in the penultimate paragraph on page 18 that you intend to design vinyl car wraps. Please explain the differences between the designing, selling and the manufacturing of the car wrap, as you disclosed previously that you would sell only car wraps manufactured by 3M and Avery, and consider revising your disclosure accordingly.

Response. Revised. Please see Amended Draft.

42. Refer to the third paragraph in this section. Please revise to state that it is your belief that you will have an information rich website.

Response. Revised. Please see Amended Draft.

43. You indicate that you have reserved the URL www.sec-it.org and discuss your plans for it. At this time, there does not appear to be a Web site at this address. Please expand your discussion plans regarding the Web site to explain where you are in the process to getting this be a working Web site, and the material steps involved, including financing, to get this Web site to be a working Web site.

Response. Revised. We are currently designing our web site. We have purposely not launched any web site at this point and have not put a “coming soon” on our site as we would like to be ready with our entire marketing plan prior to launching the web site. Assuming we timely raise the required capital we will commence the design and copy writing phases. After the design and writing phases are complete we will hire an html programming company and hope to launch the site ion the fourth quarter of 2012. Please see Amended Draft.

Competitive Advantages, page 19

44. Please explain why this section focuses only on social networking and not the competition for car wrap products and services. To the extent your disclosure is meant to deal with using social networking as a means of marketing car wrap service, please revise to clarify and also provide information that is more appropriate to a niche social networking venture. Please also provide support for these expected competitive advantages given your limited resources and managements limited experience in the area of car wraps and social networking. Please also provide support for your belief that you can offer "more" information, current data, features and user friendly experience that the majority of existing sites or revise to remove.

Response. Revised. Please see Amended Draft.

Marketing, page 19

45. Please expand your disclosure to discuss the challenges of getting your website ranked highly on search engines, particularly as a new venture, and using search engine optimization techniques are no guarantee to success since the criteria used by search engines is often changing and not easy to identify. In addition, disclose the estimated cost of using a SEO company, and tell us whether such cost is included in the Use of Proceeds section. Clarify also that using an SEO company is no guarantee of long-term success with improving your search engine rankings.

Response. Revised. Please see Amended Draft.

Intellectual Property, page 20

46. Please revise to clarify for what products or services you intend to apply for trademark protection and/or copyright protection. Please balance the disclosure here to indicate if you have any products or services that are already developed that you intend to apply for trademark or copyright. If you have none, please make that clear.

Response. Revised. Please see Amended Draft.

Plan of Operations, page 21

47. Please expand your Plan of Operations to more fully describe your plan for the car wrap business. To the extent your discuss future business plans, please balance the disclosure to clarify the material steps necessary, timeframes, and needed financing for each separate product or business line. Clarify what the ultimate products or services are that you ultimately intend to sell. For example, we note that you intend to develop and market a website where garages can place orders for car wraps, but it unclear what resources will be in place to fill such orders, how you intend to secure the necessary inventory, and how you plan to market your website or services with garages. Explain your intent for this business including what portion of your overall operations will be for sales of car wrap products as compared to revenue from website advertising and how plan to attract website advertising to your website. Please also discuss your expectation for future sales, growth, etc. In addition, please include a budget and timeline for the various aspects of your business development.

Response. Revised. Please see Amended Draft.

48. In regards to your website, please explain what www.odesk.com is and how it fits into your plan of operations. In addition, please tell us the purpose for entering data about various Internet websites into you planned database. Please also explain what Google AdSense is and clarify that there is no guarantee that you will generate meaningful advertising revenue from its utilization.

Response. Revised. Please see Amended Draft.

Directors, Executive Officers, Promoters, and Control Persons, page 23

49. Please revise to disclose when Mr. Ben Arzi stopped working for Joseph Jacob Ltd., and provide more detail related to this experience, such as how many retail stores and how many employees he managed. Please also clarify if Mr. Ben Arzi is employed by a company or is self-employed when it comes to the private travel guide services, and when he began working in this capacity and if he is still active in his role. Please also define what is a VIP client or revise to remove this term.

Response. Revised. Please see Amended Draft.

50. Please revise to include a five-year business description for Mr. Brodman, including positions, companies, and stop and start months, as we currently note that the disclosure only goes back to 2008. Please also clarify what the acronym IDF stands for in relation to Mr. Brodman's teaching role.

Response. Revised. Please see Amended Draft.

51. For both Mr. Ben Arzi and Mr. Brodman, please reconcile the disclosure here that each spend approximately 20 hours per week on your business, with the disclosure on page 20 that they have flexibility to work up to 15 hours per week.

Response. Revised. Please see Amended Draft.

Recent Sales of Unregistered Securities, page II-1

52. Please revise to include the specific exemption you relied upon for each sale of unregistered securities and state briefly the facts relied upon to make the exemption available. Refer to Item 701(d) of Regulation S-K.

Response. Revised. Please see Amended Draft.

Signatures, page II-3

53. Please explain why both Mr. Ben Arzi and Mr. Brodman are signing in the same capacities as Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer.

Response. Revised. Please see Amended Draft.

* * *

We trust that the responses provided above address the issues raised in the Staff Letter. If you have any questions or require further clarification, please do not hesitate to contact our counsel, Jonathan Strum at Tel: 202 362-9027/ jdstrum@jdstrumlaw.com.

Sincerely,
/s/
Ofir Ben Arzi
President

cc:	John Stickel

Justin Dobbie